=============================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                FILE NO. 0-27125


                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             OF SMALL BUSINESS USERS
                         UNDER SECTION 12(b) or 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            SILK BOTANICALS.COM, INC.
                (formerly Diversified Restaurant Holdings, Inc.)
                 (Name of Small Business Issuer In Its Charter)

FLORIDA                                                65-0886132
-------                                                ----------
(State or Other Jurisdiction                (I.R.S. Employer Identification No.)
of Incorporation or Organization)


975 S. CONGRESS AVENUE, SUITE 102, DELRAY BEACH, FLORIDA                33445
--------------------------------------------------------              ----------
(Address of Principal Executive Offices)                              (Zip Code)


                                 (561) 265-3600
                   ------------------------------------------
                           (Issuer's Telephone Number)


SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:
===============================================================================
TITLE OF EACH CLASS                         NAME OF EACH EXCHANGE ON WHICH EACH
TO BE REGISTERED- -                         CLASS IS TO BE REGISTERED

        N/A                                              N/A
===============================================================================

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:
===============================================================================
TITLE OF EACH CLASS TO BE REGISTERED

                          Common Stock Par Value $.001

===============================================================================

                        Copies of Communications Sent to:
                             Robert C. Hackney, Esq.
                             Hackney & Miller, P.A.
                            4400 PGA Blvd., Suite 505
                        Palm Beach Gardens, Florida 33410
                  Telephone: (561-627-0677) Fax: (561) 625-4685

                                     PART I

Forward-Looking Statements. This Registration Statement includes "forward-looking statements" which represent the Company's objectives, expectations or beliefs, including but not limited to, statements concerning industry performance, the Company's operations, economic performance, financial conditions, growth strategies and margins and growth in sales of the Company's products. For this purpose, any statements contained in this Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

You should not construe any forward-looking statement as a guarantee of future performance. These statements inherently involve risks, uncertainties and assumptions. The Company's future results and stockholder values will differ from those expressed in these forward-looking statements, and those variations may be material and adverse. Many of the factors that will affect these results and values are beyond our ability to control or predict. In addition, we do not have any intention or obligation to update forward-looking statements after this registration statement becomes effective, even if new information, future events or other circumstances have caused statements expressed in this registration statement to become incorrect or misleading.

                         ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY. Silk Botanicals.Com, Inc. was formed on November 20, 1998, under the name of Diversified Restaurant Holdings, Inc., a Florida corporation ("Diversified"). On April 9, 1999, Diversified, an inactive corporation at this time, acquired JRB Marketing of South Florida, Inc., a Florida corporation incorporated on October 2, 1996, through a reverse acquisition. On August 2, 1999, Diversified filed a name change to Silk Botanicals.Com, Inc.

JRB Marketing of South Florida, Inc. and Silk Botanicals.Com, Inc. are herein jointly referred to as the "Company."

BUSINESS OF THE COMPANY. The Company develops, markets and distributes three lines of high-quality artificial flowers - artificial greenery and floral arrangements in baskets and containers and artificial floral arrangements in clear glass vases set in epoxy providing the illusion of fresh flowers in water. These products are marketed under the Silk Botanicals, "Living Silk/registered trademark/" and "Forever Fresh/registered trademark/." names. The Company markets and sells these products to gift retailers, decorative accessory retailers, and the hospitality industry. The artificial foliage and flowers are imported primarily from Taiwan, Hong Kong and the Peoples Republic of China. The Company purchases artificial flowers from U.S. based importers and U.S. subsidiaries of foreign companies located in the U.S. Glassware is purchased from domestic manufacturers. The Company's silk botanical products are produced by JRB Enterprises, Inc. under a Manufacturing Agreement. JRB Enterprises, Inc. had previously attempted to address the local wholesale markets in Florida. Over the past four years, JRB Enterprises began cultivating a business relationship with several nationally known retail corporations. The test marketing efforts were primarily with locations in South Florida which generated aggregate sales at wholesale for these accounts in excess of two million dollars. The Company plans to target these wholesale markets on a national scale. Although JRB Enterprises, Inc. and the Company are controlled by Joseph R. Bergmann, the Company will operate as a standalone business. Management has instituted numerous firewalls to prevent commingling of the businesses through such practices as separating office and warehouse space, maintaining separate inventories, and separating accounting functions.

The Company is primarily a design, marketing, sales, and distribution company which has other companies manufacture products to its specifications. JRB Enterprises, Inc. is a manufacturer and assembler that primarily sells its assembled products through its approximately 25 retail stores and to Silk Botanicals.Com, Inc.

The Company became a corporate entity to disassociate itself from the retail stores operated by JRB Enterprises, Inc. and to establish itself as a wholesale supplier to retail operations nationally. In this way, if the future course of business warrants, the companies can be sold individually without the overlap of operations.

Independent research by Jacobs, Jenner & Kent of Baltimore, Maryland, marketing and research consultants, in their study on the Permanent Floral Products Industry, has revealed three important opportunities which the Company has and will continue to address: (1) there is little awareness of artificial floral brands among consumers, (2) merchandise with retail prices less than $30 is the preferred choice for retailers and their customers, and (3) gift boxes enhance merchandising. The Company plans to embark on a program to build brand awareness, develop three product lines targeting three distinct markets - gift retailers, decorative accessories retailers, and the hospitality industry - and is developing gift boxes for select products.

PRODUCTS. The Company has developed over 200 floral and greenery arrangements and a special gift box for its line of bud vase arrangements. The Company believes the gift box will be well accepted by national gift and retail store chains and plans to develop gift boxes for other vases in its product lines.

Arrangements are sold as get well gifts by hospital gift shops and as gifts for birthdays, anniversaries, Christmas, Chanukah, Valentines Day, Easter and Mothers Day. Styles retailing for $20.00 to $50.00 have been strong sellers for these markets. The Company further believes that the quality of the product will enable customers to overcome any reluctance to buying artificial flowers. In addition, styles priced from $58.00 to $198.00 are sold as decorative accessories and house warming gifts for the consumer and decorative accents for the hospitality industry. The Company plans to develop new products that would be less seasonal.

It is estimated that approximately $500,000 will be required to fund this phase of the Company's development. The funds will be used to expand marketing efforts to include gift retailers in the western United States and the hospitality industry, develop additional product and marketing materials enabling the Company to separately target the gift and decorative accessories markets, increase inventories and accounts receivables. In addition, management will undertake an evaluation of alternative channels of distribution including partnerships with major chains to home base distributors, web sites, and franchising.

CUSTOMER SERVICE. The Company strives to serve its customers with accurate and on-time delivery of its products. Retail and chain stores demand a high level of service to assure full product availability for their customers. The Company offers a variety of distribution services depending on its customers' needs. The Company also provides its customers with high quality customer and ordering services. Its sales force assists customers in identifying products from the Company's lines and works closely with them to furnish the best products for their store requirements.

QUALITY ASSURANCE. As part of its quality assurance program, the Company intends to carefully selects its suppliers and perform periodic product inspections, both prior to shipment and after receipt. The Company expects to experience negligible returns of defective or damaged products.

COMPETITION. The artificial floral industry is competitive but highly fragmented with many small players in the manufacturing end. Therefore, Management believes that an excellent opportunity exists for the Company and its product lines and that there are a variety of ways to compete in this industry.

The Company's primary competitors are other assemblers, importers and distributors. Some of these competitors focus on price and others specialize in a particular product segment. The Company competes primarily on the basis of merchandising, high quality product lines, supply dependability, price and brand name recognition. The Company's competitors are not focused on the gift industry, have not developed products targeting the gift industry, nor have they developed packaging to gift industry standards.

The barriers to entry to the Company's industry are relatively low. The Company believes, however, that attaining success in the industry is difficult but that it has competitive advantages, including its ability to fill orders quickly and completely and provide a high level of customer service, high quality products, competitive prices and brand names. The Company believes the industry does not have a single dominant retailer or wholesaler of high quality artificial greenery and flower arrangements. To date, the only importer, manufacturer or distributor of artificial flowers whose shares are publicly traded is Celebrity, Inc. (FLWR).

SALES AND MARKETING. The Company intends to market its products using the "Forever Fresh/registered trademark/" and "Living Silk/registered trademark/ trademarks which are licensed for thirty-six (36) years. The Company believes it has found a niche in the gift industry. According to Retail Industry Indicators in 1997, gift and general merchandise is a $49 billion market annually in the United States. The overall target market for the Company's products is composed of almost 200,000 stores, including general merchandise stores, catalog and mail orders, florists, gift stores and furniture and home furnishing stores. The Company intends to build a national base of gift stores and develop relationships that have been recently forged with several regional and national chains. The Company's marketing efforts will be through trade shows, direct mail, telemarketing, targeted e-mail, and the use of sales representatives. The Company believes, however, that a high percentage of sales will be obtained through its web site, www.silkbotanicals.com, which is in the final stages of development. For this reason, the Company included the ".Com" in its corporate name to indicate its entrance into e-commerce marketing and sales.

EMPLOYEES. Currently the Company employs six part-time and six full-time employees. It anticipates increasing the staff with six new employees at the end of March 2000 and with an additional ten new employees by March 2001.

KEY EMPLOYEES: The Company's key employees are Joseph R. Bergmann, President, Chief Executive Officer and Director; Regina M. Bergmann, Director of Personnel; Jerry Frenz, Controller, Gail Scheel, Director of Advertising and Marketing; and Joyce Bernard, Merchandise Manager.

LIMITED OPERATING HISTORY: The Company has a very limited operating history upon which an evaluation of the Company's prospects can be made. The Company's prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business. There can be no assurance that the Company will be able to achieve profitable operations.

REPORTS TO SECURITY HOLDERS: Once this Registration Statement becomes effective, the Company will become a reporting company with the Securities and Exchange Commission ("SEC"), and will thereafter provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is WWW.SEC.GOV. The Company currently maintains its own Internet address at WWW.SILKBOTANICALS.COM.

                            ITEM 2. PLAN OF OPERATION


Based on financial projects prepared by management, the Company estimates that approximately $500,000 will be required to fund its development plans. The Company plans to obtain funding through a variety of sources, including but not limited to, both institutional and private loans and the option by the Manufacturer to advance some initial funding costs. A private lender has been identified and has indicated an interest in lending the Company up to $500,000 in working capital on terms acceptable to the Company. As an alternative source to the private lender, the Company is also negotiating a $500,000 loan with various institutional lenders. In addition, the Company has established a banking relationship with SunTrust Bank. Pending approval of the Company's Form 2-11 by the NASD (to be filed on January 21, 2000), the Company has reason to believe that SunTrust will extend a line of credit of approximately $100,000. The collateral conditions expected on these loans will include primarily inventory and accounts receivable. At present, the loans are not expected to require the guarantee by either JRB Enterprises, Inc. or by Joseph R. Bergmann. If the positive cash flow of the Company is not sufficient to repay any of the loans, the Company will consider plans to issue additional stock through a second public offering of the yet unissued but authorized common stock to raise the required capital. In addition, the Company has obtained special 180-day financing terms with suppliers for immediate product and supply purchases. The Company anticipates receiving the initial funding within the next month.


For the fiscal year ended May 31, 1999, the Company had no revenues. Expenses of $694,688 consisted of $671,460 for the issuance costs of securities and $23,228 for general administrative expenses.


There are no future capital transactions planned or agreements in place between JRB Enterprises, Inc. and the Company.


The funds will be used to expand marketing efforts to include gift retailers in the western United States and in the hospitality industry, develop and expand its Web site, develop additional product and marketing materials to enable the company to separately target the gift and decorative accessories markets, increase inventories and accounts receivables, develop new products, and increase its marketing staff to expand into new markets. The Company has its marketing plan in place and operational as of the first quarter fiscal year end May 31, 2000.

PRODUCT DEVELOPMENT: Much of the efforts since its inception have been on product design and development. The design staff studies competitive fresh cut and artificial arrangements, researches new sources of stems and vases, surveys retailers and end users for preferences, and tests prototypes in focus groups and by sampling. The Company focuses on developing new product. The Company's design staff have developed and refined over 200 arrangements by communicating with customers and by attending silk and fresh flower trade shows.

As the product line has been refined, the focus has shifted to packaging and merchandising. Although competitors offer similar products, the Company is not aware of any that have focused its energies on developing a brand, marketing to the gift market, and responding to the packaging requirements of this market.

The Company will continue to diversify to meet retailers' demands for quality and value. The products will create revenue streams as follows:

BASIC LINE: The basic line is drawn from the existing unboxed designs, sold and shipped in bulk. These are inexpensive and serve as the opening price point for gift stores. The Company believes that this product sells especially well for tabletop displays, for parties, and to the hospitality market.

FOREVER FRESH/registered trademark/ GIFT-BOXED LINE: This line is the Forever Fresh arrangements packaged in a branded window gift box. Benefits to the retailer include Uniform Product Code ("UPC") labels for inventory and Point of Sale ("P.O.S."), reduction of breakage, and enhanced on-shelf merchandising. Wholesale prices range from $8.00 to $14.00 and retail from $16.00 to $30.00 per unit. This product line includes some of the following:

         o Special Occasion merchandise (Easter, Valentine's Day, Birthdays, Get Well) and for special people (Wives, Mothers, Teachers).

         o Twin-pack boxed gifts will also be tested, i.e. small floral vase with candle.

         o Special seasonal arrangements, country arrangements, exotic florals, and greenery.

         o   Desktop accessories such as bud vases and mini floral arrangements.

CATALOG PROGRAM SALES: Catalog program sales are basic line and custom products that are suitable for "drop shipping." The Company's products will appear in upcoming Smithsonian Institute and Touch of Class catalogs. The Company continually seeks new and diversified catalogs to carry their products.

GENERIC/PRIVATE LABEL GIFT-BOXED PRODUCT: The Company will develop and package a line of 10-12 permanent floral gifts in private label windowed gift boxes with seasonal designs.

SIGNATURE SERIES: The Company's design staff is developing the Company's signature line of large floral arrangements. These arrangements will wholesale for $100.00 to $300.00. Upon completion this line will be released and marketed to home accessories retailers and hospitality providers through manufacturers' representatives. Other designer containers will be introduced that will enhance the silk flowers and fit into custom interiors.

MARKET DEVELOPMENT: The Company will continue to cater to the needs of gift retailers and expand its marketing efforts to include the western half of the United States. By May 31, 2000, the Company's products will be sold and shipped to three major national, as well as three major regional, accounts. These customers recorded total annual retail sales in excess of a billion dollars each. By May 31, 2001, the Company's national accounts are expected to reach a total of six. The Company plans to target five segments of the market:

INDEPENDENT GIFT SHOPS. Businesses that own/operate one or two retail locations; STRAND GIFT BUSINESSES: Companies that own/operate from three to twenty- five retail locations;
CHAIN STORES: Companies that own a nationally or regionally recognized retail gift business;
CATALOGS: Companies that sell products directly to consumers via direct mail catalogs; and,
DEPARTMENT STORES: The Company has begun to work closely with department stores, rather than discounters, to develop products to meet their specifications.

By identifying and categorizing the prospect list, current sales presentations will be modified and new presentations developed, to meet specific needs of current and future customers. Secondary target markets will continue to include home furnishings retailers, hotels and restaurants, corporate gifts and furnishings, the military (exchanges, commissaries, and officers clubs).

SALES AND MARKETING. The Company will use the following marketing tactics to achieve its financial objectives:

TRADE SHOWS: The Company believes most sales are generated through trade shows where the products can be properly displayed to their fullest effect. The Company currently participates in wholesale trade shows and anticipates increasing the number of shows they attend:

GIFT INDUSTRY TRADE SHOWS. The gift and general merchandise industries purchase approximately $1 billion of products at gift trade shows each year. Buyers prefer to view the merchandise in person before buying for their businesses and trade shows provide this opportunity. The Company believes that participating in these shows will enhance sales due to the visual nature of the product.

HIGH POINT, NC FURNITURE SHOW. This trade show is the only resource dedicated by the Company to general sales within the furniture industry. Furniture stores represent a projected 13% of the Company's sales, making attendance at this show cost effective. The Company anticipates participation in other furniture shows as well.

ALA MILITARY TRADE SHOW. The ALA Military Trade Show is the annual, exclusive buying show for military bases and exchanges. It represents the only opportunity to show and sell products to this lucrative business category. Forever Fresh/registered trademark/ and the Department of the Air Force expect to finalize a Non-Appropriated Funds Contract in the Fall of 1999 enabling the Company to provide artificial floral arrangements to all military installations.

RESTAURANT SUPPLY TRADE SHOWS: The Company has initiated a search to retain a sales organization that targets restaurants and hotels. Trade shows will be an important component of the sales efforts.

SALES REPRESENTATIVES: Independent sales organizations sell products through road sales and trade shows. The Company has signed contracts with representative companies that maintain permanent showrooms in Atlanta, Columbus and Chicago for the east coast of the United States. The Company plans to increase representation on the west coast with representatives who can provide quality temporary or permanent show space.

COLOR CATALOGS: Full color catalogs have been produced for both Forever Fresh/registered trademark/ and Living Silk/registered trademark/. These are being used to sell the most important and popular designs in both lines.

DIRECT MAIL: Holiday and seasonal product designs will be presented to existing customers and prospects through direct mail. Trade show schedules and special events are also announced through direct mail.

TELEMARKETING: The Company plans to contact its complete customer base at least four times a year. Two of the calls will be used for pre-show marketing and the other two calls will sell specific holiday packages (the Valentine's Day and Mother's Day collections). Additionally, all direct mail recipients will receive a follow-up call.

WEB SITE: The Company has plans to fully develop its Web site, WWW.SILKBOTANICALS.COM. The site is expected to be operational in the fall of 1999. The Company will display its product lines and accept orders through its site, as well as provide information on the company for potential investors.

SELL SHEETS: Sell Sheets will be used to show the individual products at trade shows and in direct mail presentations. The Company will use sell sheets to expand the use of packages, to introduce and sell new products, and increase Basic Line sales. The package themes include: Valentine and Mother's Day, Summer, Christmas, and the Table Top Collection.

EARLIER MARKETING ACTIVITIES: The Company, since its inception under the name of JRB Marketing of South Florida, Inc.,

1.      Conducted market research
2.      Developed products
3.      Identified suppliers
4. Purchased an existing customer base from Forever Fresh/registered trademark/
5.      Purchased marketing rights and registered trademarks
6.      Began the development of a major web site; and
7.      Planned to position itself to market its products worldwide.

Because it was a development company, these earlier marketing activities to enter the wholesale market were conducted with JRB Enterprises, Inc. on a test basis in the local Florida markets. Based on early results, JRB Enterprises, Inc. increased its manufacturing capabilities in an effort to become a major supplier of an expanded line of finished products. These products can be designed, assembled and packaged to the specifications of major wholesale accounts. All sales and costs to expand the product line were accounted for and recorded by JRB Enterprises, Inc.

CUSTOMER BASE: The sales and marketing plans take into account the Company's desire to expand operations both financially and geographically. The Company will continue to build on the solid base of 2,000+ customers who were the wholesale customer base of Forever Fresh(TM). These customers were acquired through JRB Marketing of South Florida, Inc.'s License Agreement with Forever Fresh, Inc. and by virtue of cobranding Forever Fresh's(TM) silk floral products. Any sales of products to this customer base were "wholesale" and were not part of any retail store customers of JRB Enterprises, Inc. The retail store customer list has no value to the Company. The Company is targeting "wholesale customers" and the vast majority of the customer base is in states or regions not served by the JRB Enterprises' retail stores. The Company continues to receive repeat purchases on a daily basis from the Forever Fresh(TM) and Living Silk(TM) customer base through phone and fax orders. The Company has also sent out mailings to this customer base for seasonal specials such as Valentine's Day and has received reorders as a result of these efforts. Repeat business from the existing customer base is also generated at trade shows, as customers are familiar with the name Forever Fresh(TM) because of past purchases. The sales revenue of $112,462 for the three months ended August 31, 1999 were wholesale customers only. These customers were solicited through sales representatives, regional showrooms and mailings of brochures and catalogs. The product sales mix consisted of approximately 1/3 floral arrangements, 1/3 greenery arrangements, and 1/3 natural trunk trees. These sales do not represent any sales by JRB Enterprises' retail stores, and are sales that would not have otherwise been captured by these retail stores. With additions to the sales force, enhanced trade show schedules, print advertising, direct mail programs, product development, and the web-site, the Company expects to be able to achieve its revenue and market share objectives.

                         ITEM 3. DESCRIPTION OF PROPERTY

The Company's administrative, warehousing and distribution facilities are located at 955 and 975 South Congress Avenue in Delray Beach, Florida.

The Company subleases approximately 2,000 square feet of furnished office space and warehouse facilities from JRB Enterprises, Inc. This space has been specifically identified and designated for the Company.

The Company plans to continue to sublease this space until May 2001 at a fixed cost of $1,667 per month. The Sublease allows for two five-year renewal options.

The Company's tangible property consists of computer equipment and software which is located in its office space.

The Company believes that these facilities are adequate for the foreseeable future.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Company's common stock as of August 2, 1999, by (i) each person or entity known by the Company to be beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and named executive officers, and (iii) all directors and executive offices of the Company as a group.

TITLE OF CLASS           NAME & ADDRESS               AMOUNT AND NATURE OF          PERCENT OF
                                                      BENEFICIAL OWNER              CLASS

Common                   Joseph R. Bergmann             4,042,687 Shares*             64.7%
Par Value $.001          975 S. Congress Ave            President & Director
                         Delray Beach, FL

Common                   Directors & Officers           4,042,687 Shares*             64.7%
Par Value $.001          As a Group

*Of this number, 1,042,688 shares are issued to Joseph R. Bergmann IRA.

CHANGES IN CONTROL. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF THE COMPANY. Said persons are listed on the following tables:

                               BOARD OF DIRECTORS

NAME                                 POSITION                            AGE
--------------------------------------------------------------------------------
Joseph R. Bergmann             Chairman of the Board                     51

Note: Joseph R. Bergmann is currently the sole Director and Chairman. The Company expects to expand its Board with 90 days to include additional directors, with at least two being outside, unaffiliated persons.

                                    OFFICERS

BIOGRAPHICAL INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS:

JOSEPH R. BERGMANN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Bergmann currently oversees the entire operation of the Company. He is responsible for merchandising of products, as well as the formation and implementation of the Company's marketing plans. From 1990 to the present, Mr. Bergmann has also been the President and CEO of JRB Enterprises, Inc. From 1986 to 1989, he was President of Jewelmasters, Inc., a public multimillion dollar fine jewelry company. He also served as Senior Vice President of Federated Department Stores. He is a graduate of Queens College in New York.

BIOGRAPHICAL INFORMATION ON SIGNIFICANT EMPLOYEES:

REGINA M. BERGMANN, DIRECTOR OF PERSONNEL. Ms. Bergmann currently serves as the Company's Director of Personnel and participates in the daily operations of the business. She has also been Director of Personal for JRB Enterprises, Inc. since September 1995. From October 1990 to the present, Ms. Bergmann has served as the Corporate Secretary and a Director of JRB Enterprises, Inc.

JOYCE BERNARD, MERCHANDISE MANAGER. Ms. Bernard currently has direct responsibility for the Company's purchasing, inventory control and shipping functions. She also serves as Merchandise Manager for JRB Enterprises, Inc. since 1996 where she oversees the manufacturing functions as well. Ms. Bernard was a District Manager for JRB Enterprises, Inc. from 1994 and a Store Manager for Silk, Silk, Silk from 1993 to 1994. With over 15 years' experience in the floral industry, Ms. Bernard also held various positions with Ben Franklin Stores, Inc.

JERRY FRENZ, CONTROLLER. Mr. Frenz is responsible for the financial reporting as well as budgeting cash management and special product analysis. He also serves as the Controller for JRB Enterprises since April 1994. Mr. Frenz has over 25 years of experience in key financial management positions including Controller, and Director of Accounting. Mr. Frenz began his career in public accounting as a CPA with Arthur Andersen & Co. He held various financial management positions at two multi-billion dollar companies, Case and FPL Group, Inc. and received his Accounting degree at the University of Wisconsin - Whitewater.

GAIL SCHEEL, DIRECTOR OF ADVERTISING AND MARKETING. Ms. Scheel is responsible for the Company's advertising programs including media analysis and selection, advertising scheduling and advertising promotion. Ms. Scheel also serves as the Director of Advertising and Marketing as well as for Store Operations for JRB Enterprises, Inc. since October 1990. Ms. Scheel majored in Marketing at DePaul University.

FAMILY RELATIONSHIPS. Joseph R. Bergmann, President, Chief Executive Officer and Director and Regina M. Bergmann, Director of Personnel, are husband and wife.

                         ITEM 6. EXECUTIVE COMPENSATION

The Table below summarizes the annual compensation for services in all capacities to the company for the (i) person(s) serving as the Company's Chief Executive Officer; and (ii) the Company's four most highly compensated executive officers other than the CEO for the last fiscal year:

(i)
NAME                      TITLE                   SALARY/FISCAL YEAR              BONUS      AWARDS
RESTRICTED STOCK
Joseph R. Bergmann        President                  $35,000.00                    N/A        N/A

(ii)
Not Applicable.

Joseph R. Bergmann is also an officer and director of JRB Enterprises, Inc. Together, the Company and JRB Enterprises, Inc. have engaged in numerous transactions including, but not limited to, the Manufacturing Agreement, the Sub-Lease Agreement, and a Licensing Agreement. Mr. Bergmann's role in these transactions was to negogiate and procure the Agreements and he received no compensation save for his income received in the ordinary course of business.

For the Officers and Directors of JRB Enterprises, Inc. the following outlines compensation received for the last three fiscal years:

NAME                     TITLE            YEARS           COMPENSATION
                                                            PER YEAR

Joseph R. Bergmann      Director        1996-1998               -0-
Joseph R. Bergmann      President       1996-1998           $150,000

Regina M. Bergmann      Director        1996-1998               -0-
Regina M. Bergmann      Secretary       1996-1998           $  25,000

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 9, 1999, Diversified Restaurant Holdings, Inc. acquired JRB Marketing of South Florida, Inc. from Joseph R. Bergmann in a stock for stock exchange.

The Company will purchase its silk botanical products from JRB Enterprises, Inc., which is owned by the Company's President and majority stockholder. On April 1, 1999, the Company entered into a Manufacturing and Distribution Agreement with JRB Enterprises, Inc. for a term of six years with the right to extend the term for six additional terms. JRB Enterprises, Inc. will invoice the Company for products and distribution of the products at rates to be negotiated periodically between the Company and JRB Enterprises, Inc.

Additionally, the Company shares office facilities, certain office equipment and certain employees with JRB Enterprises, Inc. At May 31, 1999, the Company had issued 1,900 shares of preferred stock to JRB Enterprises, Inc. for the license rights to the trademarks Living Silk and certain manufacturing processes. The Company owed JRB Enterprises, Inc. $138,338 at May 31, 1999, for the purchase of inventory, a computer and software, and monies JRB Enterprises, Inc. had advanced the Company in acquiring the trademark and manufacturing process rights to the Forever Fresh/registered trademark/ line of floral arrangements.

Currently, JRB Enterprises, Inc., also controlled by Joseph R. Bergmann, President and Majority Stockholder of the Company, is one of the primary suppliers to the Company. The Company purchases, under a Manufacturing Agreement with JRB Enterprises, Inc., certain floral arrangements, greenery arrangements and natural trunk trees product.

The Company also orders its supplies from the following companies:

o       Private label floral cleaning products - S.S.G. Incorporated
o       Company designed faux stone planters - Millenium Designs
o       Company designed table top vases, urns & containers -
        Pompadour Products

Additional manufacturers and potential suppliers will be identified through the Company's participation in industry trade shows and exhibits.


On April 10, 1999, the Company entered into an exclusive license agreement to market and distribute artificial greenery and floral arrangements with the Living Silk and Silk Botanicals trademarks owned by JRB Enterprises, Inc. Additionally, the license agreement granted the Company the exclusive right to use the manufacturing process of the Living Silk(TM) and Silk Botanicals(TM) products. As consideration for the license agreement the Company issued preferred stock to JRB Enterprises, Inc. The Company further agreed to pay JRB Enterprises, Inc. royalty payments of 5% of the net amount invoiced by the Company, or any affiliate, for Living Silk(TM) or Silk Botanicals(TM) products invoiced to any third party during the initial six year term. For additional periods of up to six, six year terms, the Company agreed to pay one quarter of one percent (.25%) of its net sales per annum for all Living Silk(TM) and Silk Botanicals(TM) products sold to any third party.


                        ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of August 2, 1999, 6,250,000 shares of common stock were issued and outstanding.

The Company is authorized to issue 5,000,000 shares of preferred stock at $.001 par value. As of August 2, 1999, 1,900 shares of preferred stock were issued and outstanding. The preferred shares were designated and issued upon such terms and conditions as the Board of Directors determined appropriate and as more particularly defined in the Board of Directors Resolution dated April 10, 1999. The terms and conditions stated the following: a) Payment of a quarterly dividend at the annual rate of 6.0%; b) Said dividends to be cumulative and have priority over the Common Stock; (c) The Preferred Stock will not be convertible and shall have no voting rights; and (d) The Preferred Stock will have a value of $100.00 per share. No additional shares of preferred stock have been issued. If additional shares are issued, the conditions that may be set by the Board of Directors include, but are not limited to, the entitlement of the holders of the preferred shares to (a) cumulative, non-cumulative or partially cumulative dividends, (b) the preference over any other class or classes of shares as to the payment of dividends, (c) the preference in the assets of the corporation over any other class or classes of shares upon the voluntary or involuntary liquidation of the corporation, (d) the convertibility, if any, into shares of any class or into shares of any series of the same or any other class, and (e) voting rights, if any.

                                     PART II

      ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND OTHER
                               SHAREHOLDER MATTERS

MARKET INFORMATION.

Currently the Company's equity is not publicly traded.

HOLDERS.

As of October 21, 1999, the Company has a total of 75 holders of its common stock.

DIVIDENDS.

There have been no cash dividends declared on the Company's common stock since the Company's inception. Dividends will be declared at the sole discretion of the Company's Board of Directors.

                           ITEM 2. LEGAL PROCEEDINGS.

There are no legal actions pending against the Company nor are any such legal actions contemplated.

     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

There have been no changes in or disagreements with the Company's accountants since the formation of the Company pursuant to Item 304 of Regulations S-B.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
                                 USE OF PROCEEDS

From November 20, 1998 through April 6, 1999, the Company issued 1,814,187 shares of its common stock to a total of 69 individuals in an offering exempt from registration under Rule 504 of Regulation D promulgated pursuant to the Securities Act of 1933.

Regarding the shares issued under Rule 504, the aggregated transactions consisted of the following: On November 20, 1998, the Company issued 335,187 shares of common stock to 46 individuals and recorded an expense of $335 for the issuance. These shares were issued at par value since no operations existed in the Company. Between November 30, 1998 and March 31, 1999, the Company issued 26,250 shares of common stock as compensation for services rendered to three individuals and recorded an expense of $26. From January 2, 1999 until March 31, 1999, the Company issued 99,000 shares of common stock for cash of $49,500 to 14 individuals, which was utilized prior to the recapitalization. The Company issued, from April 1, 1999 through April 6, 1999, 1,353,750 shares of common stock to 6 individuals and recorded an expense in accordance with generally accepted accounting principles of $671,460, which approximates market value. All of the stock issued has been restated to reflect the reverse stock split of 1 for 4.

On April 9, 1999, the Company issued an aggregate of 4,435,813 shares in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, in exchange for all of the issued and outstanding common stock of JRB Marketing of South Florida, Inc.

USE OF PROCEEDS: All funds generated will be used by the Company for working capital.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act eliminates the personal liability of the Company's Directors to the Company and its shareholders for monetary damages as a result of a breach of fiduciary duty with certain exceptions. Such a provision makes it more difficult to assert a claim and obtain damages from a director in the event of breach of his fiduciary duty.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF MAY 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

                                TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       F-1

FINANCIAL STATEMENTS

    Balance Sheets                                                       F-2

    Statements of Operations                                             F-3

    Statements of Changes in Stockholders' Deficit                       F-4

    Statements of Cash Flows                                             F-5

    Notes to Financial Statements                                        F-6

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Silk Botanicals.Com, Inc.
formerly known as Diversified Restaurant Holdings, Inc.

We have audited the accompanying balance sheet of Silk Botanicals.Com, Inc., formerly known as Diversified Restaurant Holdings, Inc. (a development stage company), as of May 31, 1999, and the related statements of operations, stockholders' deficit and cash flows for the years ended May 31, 1999 and 1998 and for the period from October 2, 1996 (inception) to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silk Botanicals.Com, Inc., formerly known as Diversified Restaurant Holdings, Inc. (a development stage company), as of May 31, 1999, and the results of its operations and its cash flows for the years ended May 31, 1999 and 1998 and for the period from October 2, 1996 (inception) to May 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. In addition, the Company is significantly dependent on its Manufacturer. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        Sweeney, Gates & Co.

Ft. Lauderdale, FL
August 11, 1999 except
for Note 6, which was
revised January 12, 2000

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                                                     MAY 31,      AUGUST 31,
                                                                      1999           1999
                                                                                 (UNAUDITED)
                                                                    ---------    -----------
ASSETS
Current assets:
     Accounts receivable                                            $      --    $  55,508
     Inventory                                                         57,353       38,896
                                                                    ---------    ---------
         Total current assets                                          57,353       94,404

Property and equipment, net                                             1,500        1,374

License rights, net of valuation allowance
         accumulated amortization                                      42,500       40,730
                                                                    ---------    ---------
                                                                    $ 101,353    $ 136,508
LIABILITIES AND STOCKHOLDERS' DEFICIT                               =========    =========

Current liabilities:
     Accounts payable                                               $  21,414    $  25,014
     Accounts payable due to related party                            101,353      134,551
                                                                    ---------    ---------
         Total current liabilities                                    122,767      159,565
                                                                    ---------    ---------
Stockholders' deficit:
     Series A preferred stock, $.001 par value, 1,900 shares
         authorized, issued and outstanding                                 2            2
     Preferred stock, $.001 par value, 4,998,100 authorized,
         none issued and outstanding                                       --           --
     Common stock, $.001 par value, 25,000,000 shares authorized,
         6,250,000 shares issued and outstanding (Note 8)               6,250        6,250
     Additional paid-in capital                                       671,460      671,460
     Deficit accumulated during the development stage                (699,126)          --
     Retained deficit                                                      --     (700,769)
                                                                    ---------    ---------
         Total stockholders' deficit                                  (21,414)     (23,057)
                                                                    ---------    ---------
                                                                    $ 101,353    $ 136,508
                                                                    =========    =========

   The accompanying notes are an integral part of these financial statements.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                      PERIOD FROM
                                                                       OCTOBER 2,
                                                                          1996
                                                                      (INCEPTION)
                                                                        THROUGH           THREE MONTHS ENDED
                                              YEARS ENDED MAY 31,        MAY 31,       AUGUST 31,     AUGUST 31,
                                              1999           1998         1999           1999            1998
                                          -----------    -----------   -----------    -----------    -----------
                                                                                      (Unaudited)
Revenues                                  $        --    $        --   $        --    $   112,462    $        --

Cost of goods sold                                 --             --            --         78,723             --
                                          -----------    -----------   -----------    -----------    -----------
Gross profit                                       --             --            --         33,739             --
                                          -----------    -----------   -----------    -----------    -----------
Operating expenses:
     Securities issuance costs (Note 6)       671,460             --       671,460             --             --
     General and administrative                23,228             --        27,664         43,299             --
                                          -----------    -----------   -----------    -----------    -----------
                                              694,688             --       699,124         43,299             --
                                          -----------    -----------   -----------    -----------    -----------
Net loss                                     (694,688)            --      (699,124)        (9,560)            --

Preferred dividend requirement                     --             --            --          2,850             --
                                          -----------    -----------   -----------    -----------    -----------
Net loss available to common
     shareholders                         $  (694,688)   $        --   $  (699,124)   $   (12,410)   $        --
                                          ===========    ===========   ===========    ===========    ===========
Net loss per share of common stock:
     Basic and diluted                    $     (0.14)   $        --                  $     (0.00)   $        --
                                          ===========    ===========                  ===========    ===========

Weighted average number of common
     shares outstanding                     4,865,095      4,435,813                    6,250,000      4,435,813
                                          ===========    ===========                  ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                  PREFERRED STOCK         COMMON STOCK
                                               ---------------------  ---------------------
                                                 SHARES     AMOUNT       SHARES     AMOUNT
                                               ---------   ---------   ---------   ---------
Balance at October 2, 1996 (inception)                --   $      --          --   $      --

     Issue founders shares ($.001 per share)          --          --   4,435,813       4,436

     Net loss                                         --          --          --          --
                                               ---------   ---------   ---------   ---------
Balance, May 31, 1997                                 --          --   4,435,813       4,436

     Net loss                                         --          --          --          --
                                               ---------   ---------   ---------   ---------
Balance, May 31, 1998                                 --          --   4,435,813       4,436

     Issuance of preferred stock                   1,900           2          --          --
     Issuance of stock to additional
         founding stockholders                        --          --     335,187         335
     Issuance of stock in a 504 offering              --          --   1,452,750       1,453
     Issuance of stock for services rendered          --          --      26,250          26
     Net loss                                         --          --          --          --
                                               ---------   ---------   ---------   ---------
Balance, May 31, 1999                              1,900           2   6,250,000       6,250

     Reclass development stage loss                   --          --          --          --
     Net loss for the three months period
         ended August 31, 1999 (unaudited)            --          --          --          --
                                               ---------   ---------   ---------   ---------
Balance, August 31, 1999 (unaudited)               1,900   $       2   6,250,000   $   6,250
                                               =========   =========   =========   =========

                                                             DEFICIT
                                                           ACCUMULATED
                                               ADDITIONAL  DURING THE
                                                PAID-IN    DEVELOPMENT ACCUMULATED
                                                CAPITAL       STAGE     DEFICIT      TOTALS
                                               ---------   ----------- -----------  ---------
Balance at October 2, 1996 (inception)         $      --    $       --  $      --   $      --

     Issue founders shares ($.001 per share)          --            --         --       4,436

     Net loss                                         --       (4,436)         --      (4,436)
                                               ---------    ---------   ---------   ---------
Balance, May 31, 1997                                 --       (4,436)         --          --

     Net loss                                         --           --          --          --
                                               ---------    ---------   ---------   ---------
Balance, May 31, 1998                                 --       (4,436)         --          --

     Issuance of preferred stock                      --           --          --           2
     Issuance of stock to additional
         founding stockholders                        --           --          --         335
     Issuance of stock in a 504 offering         671,460           --          --     672,913
     Issuance of stock for services rendered          --           --          --          26
     Net loss                                         --     (694,690)         --    (694,690)
                                               ---------    ---------   ---------   ---------
Balance, May 31, 1999                            671,460     (699,124)         --     (21,414)

     Reclass development stage loss                   --      699,126    (699,126)         --
     Net loss for the three months period
         ended August 31, 1999 (unaudited)            --           --      (1,643)     (1,643)
                                               ---------    ---------   ---------   ---------
Balance, August 31, 1999 (unaudited)           $ 671,460    $      --   $(700,769)  $ (23,057)
                                               =========    =========   =========   =========



   The accompanying notes are an integral part of these financial statements.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                                            OCTOBER 2,
                                                                                               1996
                                                                                            (INCEPTION)
                                                                                              THROUGH      THREE MONTHS ENDED
                                                                      YEARS ENDED MAY 31,      MAY 31,    AUGUST 31,  AUGUST 31,
                                                                       1999         1998        1999        1999         1998
                                                                     ---------    --------   ---------    ---------    --------
                                                                                                         (Unaudited)
Cash flows from operating activities:
     Net loss                                                        $(694,688)   $     --   $(699,126)   $  (1,643)   $     --
     Adjustments to reconcile net loss to
       net cash used in operating activities:
       Depreciation and amortization                                        --          --          --        1,896          --
       Common stock issued in noncash
        transactions                                                   673,274          --     677,712           --          --
       Changes in assets and liabilities:
        Increase in accounts receivable                                     --          --          --      (55,508)         --
        (Increase) decrease in inventory                               (57,353)         --     (57,353)      18,457          --
        Increase in license rights                                     (42,500)         --     (42,500)          --          --
        Increase in accounts payable                                    21,414          --      21,414        3,600          --
        Increase in due to related parties                             101,353          --     101,353       33,198          --
        Increase in dividends payable                                       --          --          --           --          --
                                                                     ---------    --------   ---------    ---------    --------
        Net cash used in operating activities                            1,500          --       1,500           --          --

Cash flows from investing activities:
     Purchase of property and equipment                                 (1,500)         --      (1,500)          --          --
                                                                     ---------    --------   ---------    ---------    --------
Net increase (decrease) in cash                                             --          --          --           --          --

Cash at beginning of period                                                 --          --          --           --          --

Cash at end of period                                                $      --    $     --   $      --    $      --    $     --
                                                                     =========    ========   =========    =========    ========


   The accompanying notes are an integral part of these financial statements.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999


1.       ORGANIZATION


NATURE OF ORGANIZATION - Silk Botanicals.Com, Inc. (the "Company"), formerly known as Diversified Restaurant Holdings, Inc., was organized November 20, 1998 in the state of Florida. The Company was a development stage company until June 1999 when it commenced operations and ceased being a development stage company. The Company develops, markets and distributes high quality artificial flowers, artificial greenery and floral arrangements under the trademark names, Forever Fresh/registered trademark/, Living Silk/trademark/ and Silk Botanicals/trademark/.


On April 9, 1999, the Company acquired all the outstanding common stock of JRB Marketing of South Florida, Inc., ("JRB") a Florida corporation formed October 2, 1996. For accounting purposes, the transaction has been treated as a reverse acquisition of the Company by JRB and as a recapitalization of JRB. The recapitalization resulted in the issuance of 4,435,813 shares and the recording of $4,436 in expenses. The historical financial statements prior to November 20, 1998 are those of JRB. No pro forma information is presented, as the acquisition is not a business combination. At the time of this transaction, JRB had no assets, liabilities, or operations. As such, the financial statements of the Company reflect the accounting for JRB as if JRB had been the reporting entity from inception.

Prior to acquiring JRB, the Company owned 99% of the stock of Southern Dragon, Inc. ("Southern"), also a development stage company, in the restaurant industry. On March 31, 1999, the Company sold the stock of Southern back to Southern and began concentrating on the development, marketing and distribution of artificial flowers, greenery and floral arrangements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION - Revenue is recognized, net of discounts and estimated returns, upon shipment of product.


INVENTORY - Inventory consists primarily of finished floral and greenery arrangements and are stated at the lower of cost or market determinated by the first-in-first-out method.


FURNITURE AND EQUIPMENT - Furniture and equipment are recorded at cost. Depreciation will be provided on a straight-line basis over the estimated useful lives of the assets.

LICENSE RIGHTS - The license rights acquired by the Company have been recorded at cost less a valuation allowance. The rights and valuation allowance are amortized on the straight-line basis over the term of the license rights agreements, which is six years.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINED)
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amount of trade receivables and payables approximate fair value. Because of the relationship of the Company and its related party, there is no practical method that can be used to determine the fair value of accounts payable due the related party.

INCOME TAXES - The Company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNING PER SHARE - The Company has utilized Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires presentation of earnings or loss per share on basic and diluted earnings per share. The Company does not have any potentially dilutive shares outstanding. Earnings or loss per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were required to be recognized during the period from October 2, 1996 to August 31, 1999.

SEGMENT REPORTING - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information"("SFAS 131"). This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company has determined that it did not have any separately reportable operating segments as of May 31, 1999 and August 31, 1999.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINED)
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTERIM FINANCIAL STATEMENTS - The financial statements for the three-month period ended August 31, 1999 and all related footnote information for this period are unaudited and reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, operating results and cash flows for a fair presentation of the interim period. The results of operations for the three-month period ended August 31, 1999 are not necessarily indicative of the results to be achieved for the fiscal year ending May 31, 2000.

RECENT ACCOUNTING PRONOUNCEMENT - In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires that start-up costs, including organizational costs, be expensed as incurred. The Company has accepted early adoption of SOP 98-5 and expensed all start-up costs.

3.       LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has minimal capital available to meet future obligations and to carry out its planned operations. The Company reported a net loss, has negative working capital, stockholders' deficit, and as of May 31, 1999, had not commenced the marketing and distribution of artificial floral and greenery arrangements.


To address this issue, the Company signed a non-exclusive manufacturing agreement with an established manufacturer of silk botanical products (the "Manufacturer") (see Note 4). The Company will concentrate on marketing quality products to new wholesale markets. Management anticipates funding the Company's initial operations through advances from the Manufacturer, if required. If circumstances permit, the Company intends to pursue other sources of capital in the equity market; however, the Company is dependent on the manufacturer for financial support until such time as positive cash flow is generated or outside capital raised. The Company cannot predict whether the operating and financing plans described above will be successful. If the Company is unable to successfully commence operations or obtain additional financing, it may not be able to continue as a going concern and may be unable to meet its obligations. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINED)
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

4.       PROPERTY AND EQUIPMENT

At May 31, and August 31, 1999, property and equipment included the following:

                                                                    ESTIMATED
                                       MAY 31,       AUGUST 31,    USEFUL LIFE
                                        1999            1999        (IN YEARS)
                                    ------------   ------------    -----------
                                                    (Unaudited)
Computer equipment                  $      1,500   $      1,500         3
Less accumulated depreciation                 --           (126)
                                    ------------   ------------

                                    $      1,500   $      1,374
                                    ============   ============

Depreciation expense was $0 and $126 for the year ended May 31, 1999 and for the three months ended August 31, 1999, respectively.

5.       RELATED PARTY TRANSACTIONS

The Company intends to purchase its silk botanical products from the Manufacturer owned by the Company's President and majority stockholder; however, the Company may purchase its products from other suppliers. On April 1, 1999, the Company entered into a non-exclusive manufacturing and distribution agreement with the Manufacturer for a term of six years with the right to extend the agreement for six additional six-year terms. The Manufacturer will invoice the Company for products and distribution of the products at rates to be negotiated periodically between the Company and the Manufacturer. As of May 31, and August 31, 1999, the Company had purchased $57,353 and $60,266, respectively of inventory from the Manufacturer.

Additionally, the Company subleases office facilities and certain office equipment from the Manufacturer (see Note 9). The Company has issued 1,900 shares of preferred stock to the Manufacturer for the license rights to the trademarks Living Silk/registered trademark/ and Silk Botanicals/trademark/, and for certain manufacturing processes. The Company owed the Manufacturer $101,353 and $134,551 at May 31, and August, 31 1999, respectively, which is recorded as an accounts payable, for the purchase of inventory, a computer and software, operational expenses and advances to acquire the trademark and manufacturing process rights to the Forever Fresh/registered trademark/ line of floral arrangements. Through August 31, 1999, the Manufacturer continued to pay the expenses of the Company. During September 1999 the company established a checking account.

No formal arrangement on terms and conditions relating to advances, should they be required, had been entered into by the Company with the manufacturer as of August 31, 1999.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINED)
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

6.       LICENSE RIGHTS

On December 21, 1998, the Company purchased an exclusive license for the right to assemble and distribute the "water-look" floral arrangements and the trademark and copyright materials of Forever Fresh/registered trademark/ from a third party manufacturer and distributor in South Florida. The term of the license agreement is for six years with the right to extend for additional terms of six years each, unless terminated by either party at the end of any six-year term. As part of the agreement, the Company paid $42,500 FOR the license rights. The Manufacturer advanced the funds for the payment and the amount due is included in accounts payable due to related parties. Additionally, the Company agreed to make royalty payments to the licensor of 5% of the net amount invoiced by the Company or any affiliate, for Forever Fresh/registered trademark/ products during the initial six year term. For additional periods of up to six, six-year terms, the Company agreed to pay to the licensor one quarter of one percent (.25%) of its net sales per annum of all Forever Fresh/registered trademark/ products sold to any third party.

During April 1999, the Company entered into an exclusive license agreement to market and distribute artificial greenery and floral arrangements with the Living Silk and Silk Botanicals trademarks owned by the Manufacturer. Additionally, the license agreement granted the Company the exclusive right to use the manufacturing process of the Living Silk/trademark/ and Silk Botanicals/trademark/ products. As consideration for the license agreement, the Company issued preferred stock to the Manufacturer. Since the transaction cannot be objectively measured, no value has been assigned to the asset and a nominal value assigned to the preferred stock issue. The Company further agreed to pay the Manufacturer royalty payments of 5% of the net amount invoiced by the Company, or any affiliate, for Living Silk/trademark/ or Silk Botanicals/trademark/ products invoiced to any third party during the initial six-year term. For additional periods of up to six, six-year terms, the Company agreed to pay one quarter of one percent (.25%) of its net sales per annum for all Living Silk/trademark/ and Silk Botanicals/trademark/ products sold to any third party.

7.       EQUITY

PREFERRED STOCK - The Company is authorized to issue 5,000,000 shares of preferred stock of which a total of 1,900 shares were designated as Series A preferred stock. This series is entitled to receive dividends at the rate of $6.00 per share per annum payable quarterly. Such dividends are cumulative and hold a preference over any other distribution. This series shall have no voting rights or conversion features. The rights, preferences and limitations of any additional series of preferred stock will be determined by the Board of Directors.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINED)
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

7.       EQUITY (CONTINUED)


COMMON STOCK - On November 20, 1998, the Company issued 335,187 shares of common stock to additional founders of the Company and recorded an expense of $335 for the issuance. These shares were issued at par value since no operations existed in the Company. Between November 30, 1998 and March 31, 1999, the Company issued 26,250 shares of common stock as compensation for services rendered and recorded an expense of $26. From January 2, 1999 until March 31, 1999, the Company issued 99,000 shares of common stock for cash of $49,500, which was utilized by Southern prior to the recapitalization. The Company issued, from April 1, 1999 through April 6, 1999, 1,353,750 shares of common stock and recorded an expense In accordance with generally accepted accounting principles of $671,460, which approximates market value. These shares were distributed without receiving substantive consideration because the Company had no operations. The intended purpose of the 1,353,750 distribution was for the Company to be able to complete its exchange offering with JRB Marketing of South Florida, Inc., which was achieved. The Company has no similar plans for the future. All of the stock issued has been restated to reflect the reverse stock split of 1 for 4 (see Note
9).


8.       INCOME TAXES

The Company had no taxable income since its inception, and as a result recorded no tax expense. Timing differences primarily relate to noncash stock transactions and a valuation allowance. The Company had available at May 31, 1999, approximately $28,000 of unused operating loss carryforwards that may be applied against future taxable income that expires through 2019. The Company has recorded a deferred tax asset of approximately $7,000, and has offset the deferred tax asset with a valuation allowance of $7,000, since realization of the deferred tax asset is uncertain. Utilization of the operating loss carryforwards may be severely limited by the change of business and control.

9.       COMMITMENTS - RELATED PARTY

The company has a lease, which expires April 30, 2001, with the manufacturer for 500 square feet of furnished office space, including office equipment, and approximately 1,500 square feet of warehouse and shipping space at a cost of $10 per square foot. For the fiscal years ended May 31, 1999 and 1998, and cumulatively for the period from october 2, 1996 (inception) to may 31, 1999, no rental expense had been incurred. Minimum future rental payments under the non-cancelable operating lease as of May 31, 1999 are as follow:

            YEARS ENDED MAY 31,

                 2000                   $  20,000
                 2001                      18,333

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINED)
                   OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

10.      SUBSEQUENT EVENTS

On August 2, 1999, the Company officially changed its name to Silk Botanicals.Com, Inc.

On August 20, 1999, the Company's Board of Directors approved a 1 for 4 reverse split of its common stock, retroactively effective as of May 31, 1999. All common shares and the per share amounts in the accompanying audited financial statements have been restated for the effects of the reverse split.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

    EXHIBIT NUMBER               DOCUMENT
    --------------               ---------

          2.1                    Articles of Incorporation*

          2.2 Articles of Amendment to Articles of Incorporation of Diversified Restaurant Holdings, Inc.*

          2.3 Articles of Amendment to Articles of Incorporation of Silk Botanicals. Com, Inc.*

          2.4                    Bylaws*

          6.1                    License Agreement Between Forever Fresh,
                                 Inc. and JRB Marketing of South Florida, Inc.*

          6.2                    Manufacturing and Distribution Agreement*

          6.3 Agreement Between Diversified Restaurant Holdings, Inc. and Joseph R. Bergmann*

          6.4 License Agreement Between JRB Enterprises, Inc. and JRB Marketing of South Florida, Inc./Diversified Restaurant Holdings, Inc.*

          6.5                    Sublease Agreement*

         23.1 Consent of Sweeney, Gates & Co., Auditors to the Company

-----------------------
* Previously Filed

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:     February 23, 2000                  SILK BOTANICALS.COM, INC.

                                              By: /s/ Joseph R. Bergmann
                                                 -----------------------
                                                 Joseph R. Bergmann

                                              Its: President and Secretary

                                 EXHIBIT INDEX
        EXHIBIT                                DESCRIPTION
        -------                                -----------
         23.1 Consent of Sweeney, Gates & Co., Auditors to the Company